EXHIBIT 99.1

Acergy S.A. Combination Extraordinary
General Meeting of Shareholders

London, England – November 9, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) (“the Company”) announces that at the Combination Extraordinary General Meeting of Shareholders (“the Meeting”) held on November 9, 2010, resolution 1 to approve the Combination of the Company with Subsea 7 Inc., to increase the authorised share capital of the Company and to amend the Company’s Articles of Incorporation, with effect from Completion, including changing the name of the Company to “Subsea 7 S.A.”, was approved by over 99% of the votes cast.

Resolution 2, relating to the appointment of the new Board of the Combined Group, was also approved. At this Meeting the eight named candidates for appointment as Directors, namely Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald, Mr Dod Fraser, Mr Arild Schultz, Mr Allen L Stevens and Mr Trond Westlie, were appointed as Directors of the Company as from Completion.

The ninth Director was not identified at or prior to the Meeting and the appointment of this Director could not be considered at this Meeting.  A further meeting to elect the ninth director will be called when a candidate has been agreed by the respective Chairman of the Board of Directors of the Company and Subsea 7 Inc. which is expected to be shortly.

We continue to anticipate that Completion will occur in January 2011 subject to: shareholders of the Company approving the appointment of the ninth director, the approval of the Combination and certain related resolutions by the shareholders of Subsea 7, and other customary completion conditions.

The text of the minutes of the Meeting detailing the resolutions proposed and the result of the poll on resolutions is attached hereto. Pursuant to Luxembourg law, the actual minutes are drawn up in the form of a notarial deed which will be available at a later stage. In case of inconsistency, the notarial deed will prevail.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide.   We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the calling of a further meeting of shareholders, the date and purpose of this further meeting, the date of publication of the identity of the ninth director and the anticipated date of completion .  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.

“ACERGY S.A.” Société anonyme 412F, route d’Esch, L-2086 Luxembourg L u x e m b o u r g R.C.S. Luxembourg, numéro B 43 172

            In the year two thousand and ten, on the ninth day of the month of November.

            Before us Maître Joseph Gloden, notary residing in Grevenmacher.

           Was held an extraordinary general meeting of the shareholders of "ACERGY S.A." (the "Company"), a société anonyme having its registered office in Luxembourg, 412F, route d’Esch, L–2086 Luxembourg, Grand Duchy of Luxembourg, registered with the Registre de Commerce et des Sociétés de Luxembourg under number B 43 172, incorporated by deed of Maître Paul Frieders, notary residing in Luxembourg (Grand-Duchy of Luxembourg) of 10th March 1993, published in the Mémorial C, Recueil des Sociétés et Associations (“Mémorial”) of 28th April 1993, Number 190. The articles of incorporation of the Company were amended several times and for the last time by deed of Maître Robert Schuman of 16th

February 2010 published in the Mémorial of 24th March 2010, Number 622.

           The general meeting was opened at 12.00 p.m. and was presided by Mr Alistair Peel, Company Secretary, residing at 200 Hammersmith Road, London, W6 7DL, United Kingdom (the “Chairman”).

           There was appointed as secretary Maitre Philippe Hoss, avocat a la Cour, residing in Luxembourg, and as scrutineer Mrs Chantal Mathu, private employee, residing in Luxembourg. The Bureau having thus been constituted, the Chairman declared and requested the notary to state that:

1. The present general meeting was convened by notices containing the agenda sent to shareholders by letter dated 21 September 2010  and published in the Mémorial of 14 October 2010, number 2170 and of 25 October 2010, number 2274, and in the "Luxemburger Wort" on 14 October 2010 and 25 October 2010.

            Copies of such notice (together with the prospectus referred to therein) and publications were deposited with the bureau of the general meeting.

            2. In order to attend the present extraordinary general meeting, the Common Shares represented complied with the legal and statutory requirements.

            3. The agenda of the general meeting was as follows:

(1) To approve the Combination with Subsea 7, and accordingly to increase the authorised share capital of the Company to $900,000,000 and, conditional upon and with effect from Completion (as defined in the prospectus), to restate the

Company’s articles of incorporation, as set out in the prospectus, including changing the name of the Company to “Subsea 7 S.A.”.

            (2) To appoint Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald, Mr Dod Fraser, Mr Arild Schultz, Mr Allen L Stevens and Mr Trond Westlie as the Directors of the Company as from Completion.  Additionally, to appoint a ninth Director jointly identified by the Chairmen of Acergy S.A. and Subsea 7 Inc. and proposed for appointment at the Extraordinary General Meeting. Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac,  Mr Mel Fitzgerald and such ninth Director to serve for an initial term expiring at the annual general meeting to be held not less than 12 months after Completion, and the initial term of the remaining directors to expire at the then following annual general meeting.

4. The shareholders present or represented and the number of shares held by each of them are shown on an attendance list, signed ne varietur by the shareholders present or their proxyholders, the Chairman, the secretary, the scrutineer and the undersigned notary which will be attached to the present deed to be filed with the registration authorities.

5. It results from the attendance list that 107,926,113 shares out of 194,953,972 shares in issue and 184,157,127 shares outstanding as at the record date are present or represented and that the general meeting is therefore validly constituted and can validly deliberate on the agenda.

            6. The Chairman, presented the report of the board of directors, which has been prepared in accordance with article 32-3 of the law of 10 August 1915 on commercial companies, as amended, in connection with the proposed authorisation of the board of directors to implement the suppression of Shareholders’ preferential subscription rights in respect of issuances of shares for cash out of the new proposed authorised share capital of the Company, with such authorisation being valid for a period of five (5) years running from the date of publication of the Minutes of this extraordinary general meeting in the Mémorial C.

           The Chairman furthermore explained  that except for the increase of the authorised share capital of the Company to United States Dollars nine hundred million (USD 900,000,000) which will be effective immediately, the change of the Company’s denomination, the proposed corporate appointments and the amendment and restatement of the articles of incorporation as set forth in the agenda together with the renewal and extension of the board of directors’ authorisation to suppress Shareholders’ preferential subscription rights, if approved by the extraordinary general meeting, will be conditional on Completion which is defined in the prospectus as the occurrence of all the following events: i) approval of the Combination by the Acergy Combination EGM; ii) approval of the Subsea Resolutions by the shareholders of Subsea 7 Inc. at the Subsea EGM; iii) approval of the Scheme of Arrangement by the shareholders of Subsea 7 Inc. at the Court

Meeting; iv) the Cayman Court having sanctioned the Scheme of Arrangement; v) the Cayman Court Order having been filed with the Cayman Islands Registrar of Companies following fulfilment or waiver of all conditions set out in the Combination Agreement; and vi) the Combination becoming effective at the Scheme Record Time and the New Acergy Shares having been issued.

           The Chairman furthermore noted that the authorised share capital of the Company currently consists of two hundred thirty million (230,000,000) Common Shares, par value of US Dollar two (USD 2) per share. As at the date of the meeting, 194,953,972 Common Shares were in issue. If approved by the extraordinary general meeting, the authorised share capital will be increased, with immediate effect, from its current amount to United States Dollars nine hundred million (USD 900,000,000), to be represented by four hundred fifty million (450,000,000) Common Shares, par value of US Dollar two (USD 2) per share.

           The Chairman furthermore noted that as the identity of the ninth director was not yet known, the second resolution put to the vote will only deal with the appointment of the eighth identified directors.

           After this had been set forth by the Chairman and acknowledged by the members of the general meeting, the Chairman submitted to the vote of the general meeting the following resolutions:

FIRST RESOLUTION

           The meeting resolved to approve the Combination of the Company with Subsea 7 Inc. and accordingly to approve the increase, with immediate effect, of the authorised share capital of the Company from United States Dollars four hundred and sixty million (USD 460,000,000) to United States Dollars nine hundred million (USD 900,000,000) represented by four hundred and fifty million (450,000,000) Common Shares each with a par value of US Dollar two (USD 2).

The meeting then acknowledged and approved the aforementioned report by the board of directors of the Company made in accordance with Article 32-3 (5) of the law of 10th August 1915 on commercial companies (as amended).

The meeting accordingly also resolved to approve, conditional upon and with effect from Completion, the change of the denomination of the Company to “Subsea 7 S.A.”,  and the restatement of the articles of incorporation of the Company as set forth hereafter:

Amended articles of incorporation:

“CHAPTER 1.   NAME, REGISTERED OFFICE, OBJECTS, DURATION

Article 1: There is incorporated a Luxembourg company in the form of a public limited liability company under the name of “Subsea 7 S.A.”.

Article 2:The registered office of the Company is situated in Luxembourg. It may be transferred to any other place in the Grand Duchy of Luxembourg by resolution of the Board of Directors.

When extraordinary events of political, economic or social policy occur or shall be imminent, which might interfere with the normal business at the registered office or with the easy communication between such office and foreign parts, the registered office may be declared to have been transferred abroad provisionally until the complete cessation of these abnormal circumstances; without this measure, however, having any effect on the nationality of the Company, which, notwithstanding this provisional transfer of the registered office, shall remain of Luxembourg nationality.

A similar declaration of the transfer of the registered office of the Company shall be made and brought to the attention of third parties by one of the representatives of the Company, which has power to bind it for current and everyday acts of management.

The Board of Directors shall also have the right to set up offices, administrative centers, agencies and subsidiaries wherever it shall see fit, either within or outside the Grand Duchy of Luxembourg.

Article 3:

3.1.  The objects of the Company are to invest in subsidiaries which will provide subsea construction, maintenance, inspection, survey and engineering services, predominantly for the offshore oil and gas industry.

More generally, the Company may participate in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purposes of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects.

Transitional provision

Until the earlier of (i) midnight 31 December 2010 or (2) the relinquishing of the special regime provided by the Law on holding companies of the thirty-first of July, nineteen hundred and twenty-nine pursuant to a decision by the Board of Directors – duly authorised hereto by the Shareholders at a general meeting – (such date the “Relevant Date”) the foregoing paragraph will include the following provision:

whilst nevertheless remaining within the limits set out by the law on holding companies of the thirty-first of July, nineteen hundred and twenty-nine.

3.2  As from (but not including) the Relevant Date the object of the Company shall be as follows:

The objects of the Company are to invest in subsidiaries which predominantly will provide subsea construction, maintenance, inspection, survey and engineering services, in particular for the offshore oil and gas and related industries.

The Company may further itself provide such subsea construction, maintenance, inspection,

survey and engineering services, and services ancillary to such services.

The Company may, without restriction, carry out any and all acts and do any and all things that are not prohibited by law in connection with its corporate objects and to do such things in any part of the world whether as principal, agent, contractor or otherwise.

More generally, the Company may participate in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purposes of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects.

The Board of Directors is authorised by the shareholders at a general meeting held on November 9, 2010 to delete paragraph 3.1 following the occurrence of the Relevant Date.

Article 4:  The Company is incorporated for an unlimited period. It may be wound up in accordance with legal requirements.

CHAPTER 2.   CAPITAL, SHARES, BOND-ISSUES

Article 5:  The authorised capital of the Company is fixed at Nine Hundred Million United

States Dollars (U.S. $900,000,000) to be represented by (a) Four Hundred and Fifty Million (450,000,000) Common Shares, par value Two United States Dollars (U.S. $2.00) per share. Any authorised but unissued Common Shares shall lapse five (5) years after the publication in the Mémorial C, Recueil des Sociétés et Associations of the deed enacting the general meeting of shareholders held on November 9, 2010.

The issued capital of the Company is set at Three Hundred and Eighty-Nine Million Nine Hundred and Seven Thousand Nine Hundred and Forty-Four United States Dollars (U.S. $389,907,944) represented by One Hundred and Ninety-Four Million Nine Hundred and Fifty-Three Thousand Nine Hundred and Seventy-Two (194,953,972) Common Shares, par value Two United States Dollars (U.S. $ 2.00) per share, all of said shares being fully paid.

The Board of Directors or delegate(s) duly appointed by the Board may from time to time issue shares against contributions in kind or cash out of the total authorised shares at such times and on such terms and conditions, including the issue price, as the Board or its delegates may in its or their discretion resolve. The holders of Common Shares shall be entitled to pre-emptive rights in respect of any future issue of Common Shares for cash. The Board of Directors may suppress the pre-emptive rights of the shareholders to the extent it deems relevant, in particular:

(a) to issue Common Shares for cash whether in a private transaction or in a public offering at such price as determined by the Board of Directors of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company) in order to enlarge or diversify the shareholder base through the entry of new investors, and

(b) to issue, or offer to issue, Common Shares in connection with participation, financing, joint venture or other strategic proposals, strategies or projects and/or to secure financing if the Board of Directors of the Company determines same to be in the best interest of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company), provided that no Common Shares shall be so issued pursuant to subsections (a) or (b) hereof at a price of less than seventy-five percent (75%) of the market value determined by the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on The Nasdaq Stock Market, Inc., if applicable) for the ten most recent trading days prior to such transaction, and further provided that Common Shares shall be issued otherwise on the terms and conditions set forth in the report by the Board of Directors to the general meeting as prescribed by law, including where the issue price is less than the "par value" of a Common Share (U.S. $2.00), the Board of Directors shall be authorised to proceed with any such transaction and to transfer from the "paid-in" surplus ("free reserves") account of the Company to the "par value" account of the

Company any such deficiency between the par value and the issue price of any such shares, such action to be effective for a further five year period from the date of publication of the minutes of the Extraordinary General Meeting of shareholders of November 9, 2010.

Each time the Board of Directors or its delegate(s) shall have issued authorised Common Shares and accepted payment therefore, this Article shall be amended to reflect the result of such issue and the amendment will be recorded by notarial deed at the request of the Board of Directors or its delegates.

In addition to the authorised Common Shares set forth above, there shall also be authorised one million five hundred thousand (1,500,000) Class A Shares, par value U.S. $2.00 per share. Such Class A Shares have been authorised for the sole purpose of options granted under the Company's existing stock option plan in respect of the shares of the Company, and may not be used for any other purpose. The rights, preferences and priorities of such Class A Shares are set forth in Article 37 hereof. All such Class A Shares shall convert to Common Shares immediately upon issuance. Such authorised Class A Shares shall exist only for the period of time specified in Article 37 hereof and shall expire, without further action, on such date. Prior thereto, any authorised but unissued Class A Shares shall lapse five (5) years after publication of the Articles of Incorporation, or any amendment, in the Memorial, subject to extension up to the final expiry date as provided in Article 37 hereof. As from 1st January 2011, this paragraph will be deemed deleted from the Articles.

Article 6:  Any share premium which shall be paid in addition to the par value of the Common Shares shall be transferred to paid-in surplus.

Article 7:  Common Shares being fully paid up shall not be subject to any restriction in respect of their transfer. However, such shares shall be subject to the restrictions on shareholdings set forth in Article 33 hereof until (and including) the Relevant Date, following which this sentence shall be deemed to be deleted from these Articles.

Article 8:  The Common Shares shall be issued in registered form only. Registered share certificates will only be issued if required by rules or regulations of Stock Exchanges on which Common Shares are listed. The share certificates shall be signed manually or by facsimile by two directors of the Company. Confirmation of entry in the Share Register (the “Register”) or other evidence of ownership will be issued for Common Shares and shall be in such form and shall bear such legends and such numbers of identification as shall be determined by the Board of Directors. The Board of Directors may provide for compulsory authentication of the share certificates by the Registrar(s) or Authentication Agents.

All Common Shares in the Company shall be registered in the Register(s) in paper or electronic form which shall be kept by or under authority of persons designated therefore by the Company or other Agents. Such Register(s) shall contain the name of each holder of Common Shares, his residence and/or elected domicile and the number of Common Shares held by him and other information as may be required from time to time by applicable law.

The Company may appoint registrars or agents in different jurisdictions who will each maintain a separate Register for the Common Shares entered therein and the holders of Common Shares may elect to be entered in one of the Registers and to be transferred from time to time from one Register to another Register. The transfer to the Register kept at the registered office of the Company in Luxembourg may always be requested by any shareholder.

On transfers of Common Shares, new confirmation of entry or other evidence of ownership in respect of Common Shares transferred and retained, respectively, shall be issued in each case without charge to the holder thereof.

Transfers of Common Shares shall be effected upon delivery to its relevant appointed registrars or agents of confirmation of entry or other evidence of ownership together with a declaration of transfer, dated and signed by the transferor and transferee, or by persons holding suitable powers of attorney to act therefor, in each case in such form and with such evidence of authority as shall be satisfactory to the Company.

Except as provided in Article 11 hereof, the Company may consider the Person in whose name the Common Shares are registered in the Register(s) as the full owner of such Common Shares. The Company shall be completely free of responsibility in dealing with such Shares towards third parties and shall be justified in considering any right, interest or claims of such third parties in or upon such Common Shares to be nonexistent, subject, however, to any right which such person might have, to demand the registration or change in registration of Common Shares.

In the event that a holder of Common Shares does not provide any address to which all notices or announcements from the Company may be sent, the Company may permit a notice to this effect to be entered into the Register(s) and such holder's address will be deemed to be at the registered office of the Company or such other address as may be so entered by the Company from time to time, until a different address shall be provided to the Company by such holder. The holder may, at any time, change his address as entered in the Register(s) by means of written notification to the Registrar.

Lost, stolen or mutilated share certificates for Common Shares, if any, will be replaced by the Registrar who issued the share certificates in the first place upon such evidence, undertakings and indemnities as may be deemed satisfactory to the Company, provided that mutilated share certificates shall be delivered before new share certificates are issued.

Article 9: Each Common Share is entitled to one vote at all meetings of shareholders, except as may be otherwise provided in these Articles of Incorporation and by applicable law.

Article 10: Without prejudice to the provisions of Article 5 hereof, the authorised or issued capital of the Company may be increased in one or more installments by resolution of shareholders adopted in the manner required for amendment of these Articles of Incorporation or as otherwise provided by applicable law.

Article 11: The Common Shares shall be indivisible as far as the Company is concerned. Absent any contrary instruction received by the Registrar or Agent only the first titleholder entered in the Register will be recognised for the entitlement to any voting or other rights pertaining to the Common Shares and only such titleholder will receive communication and notices from the Company.

Notwithstanding the foregoing, the Company has the authority to suspend the exercise of all rights attached to such share(s) until one person has been appointed titleholder with regard to such Common Share(s).

The same rule may be applied in the case of a conflict between an usufructuary and a bare owner or between a pledgor and a pledgee unless the documents produced to the Company provide differently.

The Company shall not issue fractions of Common Shares. The board will also have the right at its discretion to deal with fractions and entitlements, legal or regulatory problems or difficulties for the requirement of any regulatory body or stock exchange or in relation to any practical problems or difficulties in any foreign territory and provide for the payment of cash.

Article 12: The board of directors may resolve the issuing of bonds and debentures and the contracting of loans convertible into Common Shares or exchangeable in other equity or debt securities in particular with or without subscription rights or warrants attached and which may be in bearer or other form in any denomination if applicable and payable in any currency.

The Board of Directors shall fix the rate of interest, conditions of issue, the conversion price and repayment and all other terms and conditions thereof. Notwithstanding articles 5a and 5b, the Board has full discretion in determining the conversion price.

If certificates for bonds or debentures shall be issued, they shall be signed by two Directors of the Company, manually or by facsimile.

CHAPTER 3.   ADMINISTRATION

Article 13:  The Company shall be managed by a Board of Directors composed of members who need not be shareholders of the Company.

The Board of Directors shall be composed of not less than three (3) persons who shall be elected in accordance with the provisions of this Article 13.

The Directors shall be appointed by the general meeting of shareholders for such term not to exceed two (2) years as the meeting may decide.

The Company may, by a resolution of the general meeting of shareholders, dismiss any Director before the expiry of the term of his office,

notwithstanding any agreement between the Company and such Director. Such dismissal may not prejudice the claims that such Director may have for indemnification as provided by Article 21 or for a breach of any contract existing between him and the Company.

The Directors may be re-elected. The term of office of Directors shall end immediately after the ordinary general meeting in the year of the expiry thereof and their successors have been elected and at least three (3) directors have accepted.

In the case where the office of a Director shall become vacant following death, resignation or otherwise, the remainder of the Directors may convene and elect on the majority of votes thereat, a Director to carry out the duties attaching to the office becoming vacant, to hold such office until the next meeting of shareholders.

With the exception of a candidate recommended by the Board of Directors or a Director whose term of office shall expire at a general meeting of shareholders, no candidate may be appointed unless three days at least before the date fixed for the meeting and twenty-two days at the most before this date a written declaration, signed by a shareholder duly authorised, shall have been deposited at the registered office of the Company, and in the terms of which he intends to propose the appointment of this person together with a written declaration, signed by the candidate in question, expressing the wish of the candidate to be appointed.

Article 14:  The Board of Directors shall elect a Chairman from among its members.

The Board of Directors shall elect a Senior Independent Director from among its independent members to provide a sounding board for the Chairman and to serve as an intermediary for the other directors if necessary.

Article 15:  The Board of Directors shall convene on the notice of the Chairman of the Board of Directors or of any two Directors.

Meetings of the Board of Directors shall be chaired by the Chairman.

Should the Chairman not be available at a meeting, the Senior Independent Director, or, in his absence, the Managing Director (if there is one), or in his absence, the most senior Director in office present at the meeting, shall act in his stead.

Meetings shall be held at the place, on the day and at the time set out in the convening notice.

The Board of Directors may only deliberate validly if the majority of its members shall take part in the proceedings by voting personally, by telephone or by video conference or by proxy given in writing, by telegram, fax or e-mail.

A proxy may only be given to another Director, but a Director may receive and vote any number of proxies.

Decisions of the Board of Directors shall be taken by a majority of the votes cast by the Directors present or represented at a meeting. No Director (including the Chairman) shall have a casting vote.

Meetings of the Board of Directors may be validly held at any time and in all circumstances by means of telephonic conference call, videoconference or any other means, which allow the identification of the relevant Director and which are continuously on-line. A Director attending in such manner shall be deemed present at the meeting.

Resolutions signed by all members of the Board will be as valid and effective as if passed at a meeting duly convened and held. Such signatures may appear on a single document or multiple copies of an identical resolution and may be evidenced by letters, cables, telexes or faxes.

Any Director may, simultaneously with his office of Director, be employed by the Company in any other capacity (except the office of Auditor) or remunerated for a duration and on conditions that the Board of Directors shall determine and shall receive in respect thereof a special remuneration (by way of salary, commission, share in the profits or otherwise) to be determined by the Board, subject to ratification by the general meeting of shareholders, and such special remuneration shall be added to any remuneration provided for by virtue of, or arising from any other provision of, these Articles of Incorporation or pursuant to resolutions of shareholders adopted in a general meeting.

No Director may be counted for the quorum present, nor cast a vote in respect of Board resolutions, that shall relate to his own appointment to an office or position being remunerated within the Company or which shall lay down or amend the conditions thereof.

Any Director who, when a contract or an agreement shall be submitted for approval of the Board of Directors, has a personal interest contrary to that of the Company, must inform the Board of Directors and require that this information be entered in the minutes of the meeting. This Director may not deliberate or vote in respect of such contract or agreement and he shall not be counted for purposes of whether a quorum is present. At the next meeting of shareholders and before any vote in respect of any other resolution, a report must be made on any contract or agreement in respect of which a Director shall have had an interest contrary to that of the Company. The provisions of this paragraph shall not apply where a Director owns less than five percent of the company or other entity whose contract or agreement with the Company is submitted for approval by the Board of Directors.

Article 16:  The minutes of any meeting of the Board of Directors shall be signed by the Chairman and the Secretary of such meeting.

Copies of or extracts from such minutes or of resolutions signed by all members of the Board shall be signed by the Chairman of the Board of Directors or by the Managing Director (if there is one) or by two Directors.

Article 17:  The Board of Directors has the widest powers to carry out any acts of management or of disposition that shall interest the Company. All that is not expressly reserved for the general meeting by law or by these Articles of Incorporation is intra vires the Board.

The Board shall represent the Company vis-a-vis third parties, authorities and governments and exercise any actions, both as plaintiff and as defendant, before any courts, obtain any judgments, decrees, decisions, awards and proceed therewith to execution, acquiesce, compound and compromise, in any event, in respect of any corporate interests.

Article 18:  The Board of Directors may delegate all or part of its powers, including the power to represent the Company in its daily business, either to an executive committee, whether formed from among its own members or not, or to one or more Directors, managers or other agents, who need not be shareholders in the Company. The Board shall decide the powers and remuneration attached to any such delegation of authority.

The Board of Directors may set up different committees including without limitation a management committee, an audit committee, a corporate governance and nominations committee and a remuneration committee. Each such committee shall be composed as the Board of Directors determines provided that no Director who directly or indirectly (through his Associates or Affiliates or otherwise) owns more than ten percent of the Common Shares in the Company may be appointed as the chairman of the corporate governance and nominations committee. The Board of Directors may appoint Directors as well as persons who are not Directors to the committees.  Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board of Directors and their composition and functioning, as well as the definition of “independent director” for the purposes hereof, shall at all times comply with the rules and codes of corporate governance of the stock exchange on which the Company is primarily listed.

Any Director designated as the Managing Director of the Company shall be given all necessary powers as are required for purposes of the daily business and affairs of the Company.

The Board may also confer any special powers upon one or more attorneys of its choice.

Article 19:  Without prejudice to the performance of the duties delegated, any transaction which binds the Company must, to be valid, be signed by either the Chairman or by two Directors. These signatories shall not be required to prove to third parties that they hold the powers under which they are acting.

Article 20:  No contract or other transaction between the Company and any other Corporation or entity shall be affected or invalidated by the fact that any one or more of the Directors or officers of the Company is interested in or is a Director or employee of such other Corporation or entity. Any Director or officer of the Company who serves as director, officer or employee of any corporation or entity with which the Company shall contract or otherwise engage in business shall not by reason of such affiliation with such other corporation or entity be prevented from considering and voting or acting upon any matters with respect to such contracts or other business.

All transactions, deeds and acts between the Company and any shareholder, or with any company which is directly or indirectly controlled by a shareholder, or which a shareholder has a direct or indirect interest in or a commercial relationship with, shall be carried out on an arm's length basis.

Any transaction other than in the ordinary course of business between the Company or a member of its Group and a person or entity (i) which holds or controls, alone or in concert with others or otherwise as referred to in article 9 of the law of 11th January 2008 on transparency obligations (as such law may be amended or replaced), at least 5% of the voting rights in the Company, or who is represented at the Board by a Director, or (ii) in which a Director has a direct or indirect interest in excess of 20% of such entity’s shares, must be approved by a majority of the unaffected independent Directors. The affected Director(s) may not deliberate or vote in respect of such transaction and shall not be counted for purposes of whether a quorum is present. Without prejudice to the generality of the foregoing, any transaction where a Director has a personal interest contrary to that of the Company as referred to in Article 15, must be approved as provided in this paragraph.

Article 21: Subject to the exceptions and limitations listed below:

(i)  Every person who is, or has been, a Director or officer of the Company shall be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceedings in which he becomes involved as a party or otherwise by virtue of his being or having been such Director or officer and against amounts paid or incurred by him in the settlement thereof.

(ii)  The words "claim", "action", "suit" or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal or otherwise, including appeals), actual or threatened and the words "liability" and "expenses" shall include without limitation attorney's fees, costs, judgments, amounts paid in settlement and other liabilities.

No indemnification shall be provided to any Director or officer:

(i)  Against any liability to the Company or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(ii)  With respect to any matter as to which he shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company; or

(iii)  In the event of a settlement, unless the settlement has been approved by a Court of competent jurisdiction or by the Board of Directors of the Company.

The right of indemnification herein provided shall be severable, shall not affect any other rights to which any Director or officer of the Company may now or hereafter be entitled, shall continue as to a person who has ceased to be such Director or officer of the Company and shall inure to the benefit of the heirs, executors and administrators of such person. Nothing contained herein shall affect any rights to indemnification to which corporate personnel, including Directors and officers, may be entitled by contract or otherwise under law.

Expenses in connection with the preparation and representation of a defense of any claim, action, suit or proceeding of the character described in this Article 21 may be advanced by the Company prior to final disposition thereof upon receipt of any undertaking by or on behalf of the officer or Director, to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Article 21.

Article 22:  The general meeting may allot to the directors fixed or proportional emoluments and fees which shall be recorded in the books under the heading of general expenses.

CHAPTER 4.   GENERAL MEETING

Article 23:  The general meeting properly constituted represents the whole body of shareholders. Its decisions are binding on shareholders who are absent, opposed or abstaining from voting.

The general meeting has the broadest powers to do or ratify all acts which concern the Company.

Article 24:  The annual general meeting shall ipso facto convene in the municipality of the registered office on the fourth Friday in May

2011 and, thereafter in June of each year, at 3 p.m. Should this be a holiday, the meeting will take place on the first following working day, at the same time.

The annual general meeting will hear the statement of the Board of Directors and the Auditors, vote on the adoption of such report and the accounts and on the distribution of profits, proceed to make all nominations required by the Articles of Incorporation, act on the discharge of the Directors and the Auditors, and take such further action on other matters that may properly come before such meeting.

Any other general meetings shall be held either at the registered office or at any other place stated in the convening notice made by the Board of Directors.

Article 25:  The Board of Directors shall be responsible for calling both ordinary and extraordinary general meetings.

The Board shall be obligated to call a general meeting, to be held within thirty (30) days after receipt of such request, whenever a group of shareholders representing at least one-tenth of the issued and outstanding shares entitled to vote thereat requests such a meeting in writing indicating the agenda thereof. General meetings may also be called by the Chairman or any two Directors.

Article 26:  General meetings shall be chaired by the Chairman or, in his absence, by a Director or other person appointed by the Board.

The agenda of general meetings shall be prepared by the Board. The agenda must be set forth in the convening notice for the meeting and no point not appearing on the agenda may be considered, including the dismissal and appointment of Directors, without prejudice to rights which may be granted by law to shareholders to propose additional items to the agenda of the meeting or to propose draft resolutions.

The participants in the meeting may, if they deem fit, choose from their own number, two scrutineers. The other members of the Board of Directors present will complete the bureau of the meeting. A record will be taken of those shareholders present and represented, which will be certified as correct by the bureau.

Annual general meetings or extraordinary general meetings shall only be validly constituted and may only validly deliberate by complying with applicable legal provisions.

Notices for general meetings shall be given by advertisement in such media as selected by the Board of Directors and :

a)  by e-mail to shareholders who have indicated in the Register an e-mail address, sent not later than twenty one (21) days before the date set for the meeting. Notices hereunder shall be deemed given when the e-mail was sent by the relevant Registrar or Agent; or

b)  by mail, postage prepaid, to all holders of Common Shares, sent to the address recorded in the Register(s), and posted not later than twenty one (21) days before the date set for the meeting. Notices hereunder shall be deemed to be given when deposited in the mail as aforesaid.

Notices for a second meeting for lack of quorum at a first meeting and the related record date will be as determined by law.

General meetings, both ordinary and extraordinary, may convene and their discussions shall be valid, even if no previous notice of meeting has been given, on any occasion when all the shareholders entitled to vote thereat shall be present or represented and agree to discuss the matters shown in the agenda.

A shareholder may be represented at a general meeting by a proxy who need not be a shareholder and the proxy holder may represent an unlimited number of shareholders. Written proxies for any general meeting of shareholders shall be deposited with the Company at its registered office or with any Director at least two (2) days before the date set for the meeting, unless the Company determines a shorter period. Proxies so deposited will remain valid and will be used at any postponed meeting for lack of quorum or pursuant to a resolution of the Board of Directors unless specifically revoked before the date of such postponed meeting.

The Board of Directors may also organise the possibility to vote by correspondence and supply adequate forms.

During meetings, each member of the meeting shall have as many votes as the number of Common Shares that he represents, both in his name and as proxy. A shareholder may be accompanied at any meeting by an expert or advisor of his choice.

Article 27: The Board of Directors may fix in advance a date, not exceeding such period as may be provided by law preceding the date of any meeting of shareholders or the date for the payment of any dividend or the date for the allotment of rights or the date when any change or conversion or exchange of shares shall go into effect, or may fix a date in connection with obtaining any consent of shareholders, as a record date for the determination of the shareholders entitled to notice of any such meeting, or to receive payment of any such dividend, or to receive any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of shares or to give such consent notwithstanding any transfer of any Common Shares on the register of the Company after any such closing or record date.

Notwithstanding the provisions of the foregoing paragraph of this Article 27, the fixing of a record date shall be in conformity with the law and the requirements of any exchange(s) on which the Common Shares of the Company may be listed.

Any shareholder who is not a natural person may give a power of attorney to an authorised agent duly authorised for this purpose.

The Board of Directors may organise participation of the Shareholders in general meeting by electronic means.

CHAPTER 5.   TRADING YEAR, ANNUAL REPORT, AUDIT, DISTRIBUTION OF PROFITS AND THE RESERVES

Article 28:  The financial year starting on 1st December 2010 will end on 31st December 2011. Thereafter, the Company's financial year shall begin on the first day of January and end on the 31st day of December in each year.

Article 29:  For each financial year, the Board of Directors shall prepare a balance sheet of assets and liabilities and a profit and loss account and to the extent required by law consolidated financial statements. The necessary amortisations must be made.

The Board of Directors report shall be annexed to such balance sheet and to the extent required by law to such consolidated and unconsolidated balance sheets and consolidated and unconsolidated profit and loss accounts and these reports and documents shall contain the details required by law.

Such financial statement shall be audited by the independent auditors nominated by the shareholders in general meeting.

A copy of all such documents together with the independent auditors report shall be forwarded, at least twenty one (21) days before the date fixed for the general meeting to which they are to be submitted, to all shareholders.

Article 30: The favourable surplus on the unconsolidated balance sheet, after deduction of general and operational expenses, corporate charges and necessary amortisation, shall be the profit of the Company.

The net profit thus arrived at, shall be subject to a deduction of five (5) percent, to be allocated to a legal reserve fund; this deduction will cease to be obligatory when the reserve fund reaches one-tenth of the issued stated share capital. Any paid-in surplus may be allocated to the legal reserve or may be applied towards the payment of dividends on Common Shares or to offset capital losses (whether realised or unrealised) or to capitalise the par value of any free Common Shares.

The allocation of the balance of the profit shall be determined annually by the ordinary general meeting on the basis of recommendations made by the Board of Directors.

This allocation may include the distribution of dividends, of bonus shares or of subscription rights, the creation or maintenance of reserve funds, contingency provisions, and also carrying the balance forward to the account for the next financial year.

Dividends which may be allocated on Common Shares shall be paid at the places and on the dates decided by the Board of Directors.

The General Meeting may authorise the Board of Directors to pay dividends in any other currency from that in which the balance sheet is drawn up and make to a final decision on the exchange rate of the dividend into the currency in which payment will actually be made.

The Board of Directors may also under the conditions laid down by law pay interim dividends in cash or in kind (including by way of free shares).

Article 31:  The general meeting shall hear the reports of the Board of Directors and the independent auditors and shall discuss and approve the consolidated and unconsolidated balance sheets.

After the consolidated and unconsolidated balance sheets have been approved, the general meeting shall take a special vote on the discharge of the Directors. This discharge is only valid if the consolidated and unconsolidated balance sheets contain no omission or false declaration which conceals or misrepresents the true situation of the Company, and as to acts made ultra vires the Articles of Incorporation or the law, only if such acts have been specifically pointed out in the convening notice.

CHAPTER 6.   DISSOLUTION, WINDING UP

Article 32:  At any time an extraordinary general meeting may, on the recommendation of the Board of Directors, resolve upon the liquidation and winding up of the Company. In such an event, the extraordinary general meeting shall decide upon the method of liquidation and nominate one or more liquidators whose task shall be to realise all movable and immovable assets of the Company and to extinguish all liabilities. It shall, after the discharge and satisfaction of all liabilities, set aside from the net assets resulting from liquidation the sum needed to reimburse the amount of the Common Shares paid up and unredeemed. Once all debts, charges and liquidation expenses have been met, any balance resulting shall be paid to the holders of Common Shares.

CHAPTER 7.   RESTRICTION ON CERTAIN SHAREHOLDINGS

Article 33:

This Article 33 will be applicable only up to (and including) the Relevant Date. This Chapter 7 and Article 33 will be deemed deleted from the Articles as from such date.

(a)  In recognition of the fact that certain shareholdings may threaten the Company with Imminent and Grave Damage (as defined hereinafter), including but not limited to that arising from adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions, the following restrictions shall apply to all persons who become Shareholders:

°     no U.S. Person (as defined hereinafter) shall own, directly or indirectly, more than 9.9% of the Common Shares; and

°     all Shareholders of any single country may not own, directly or indirectly, more than 49.9% of the Common Shares, in the aggregate.

(b)  For the purposes of implementing and enforcing the terms hereof the Board of Directors may, and may instruct any Director, officer or employee of the Company, to do any one or more of the following to the extent deemed appropriate:

(i)  decline to issue any Common Shares and decline to register any transfer of Common Shares where it appears to it that such registration or transfer would or might result in beneficial ownership of such Common Shares by a Person who is precluded from holding Common Shares or acquiring additional Common Shares in the Company;

(ii)  at anytime require any Person whose name is entered in, or any Person seeking to register the transfer of Common Shares on, the Register(s) to furnish it with any information, supported by affidavit, which it may consider necessary for the purpose of determining whether or not beneficial ownership of such shareholder's shares rests or will rest in a Person who is precluded from holding Common Shares or a proportion of the capital of the Company;

(iii)  where it appears to the Board that any person who is precluded in whole or in part from holding Common Shares in the Company, either alone or in conjunction with any other Person, is a beneficial owner of Common Shares in excess of the amount such Person is permitted to hold, compulsorily purchase from any such shareholder or shareholders any or all Common Shares held by such shareholder as the Board may deem necessary or advisable in order to satisfy the terms of these Articles of Incorporation; and

(iv)  decline to accept the vote of any Person who is precluded from holding Common Shares in the Company at any meeting of shareholders of the Company in respect of the Common Shares which he is precluded from holding.

(c)  Any purchase pursuant to subsection (b) above shall be effected in the following manner:

(i)  The Company shall serve a notice (hereinafter called a "Purchase Notice") upon the shareholder or shareholders appearing in the Register(s) as the owner of the Common Shares to be purchased, specifying the Common Shares to be purchased as aforesaid, the price to be paid for such Common Shares, and the place at which the purchase price in respect for such Common Shares is payable. Any such notice may be served upon such shareholder or shareholders by posting the same in a prepaid registered envelope addressed to each such shareholder at is latest address known to the Company or appearing in the Register(s). The said shareholders shall thereupon forthwith be obliged to deliver to the Company the confirmation of entry or other evidence of ownership in respect of the Common Shares specified in the Purchase Notice. Immediately after the close of business on the date specified in the Purchase Notice, each such shareholder shall cease to be the owner of the Common Shares specified in such notice and his name shall be removed from the Register(s).

(ii)  The price at which the shares specified in any Purchase Notice shall be purchased (herein called the "purchase price") shall be an amount equal to the lesser of (A) the aggregate amount paid for the shares (if acquired within the preceding twelve months from the date of any such Purchase Notice) or (B) in case the Common Shares shall be listed on any exchange or otherwise quoted in any market (including, but not limited to, the National Association of Securities Dealers Automated Quotation System in the United States), the last price quoted for the Common Shares on the business day immediately preceding the day on which the notice is served, or if the shares shall not be so listed or quoted, the book value per Common Share determined by the independent Auditors of the Company for the time being on the date as of which a balance sheet was most recently prepared prior to the day of service of the Purchase Notice; provided, however, that the Board may cause the amount calculated under clause (B) hereof to be paid in situations where clause (A) would otherwise apply and would result in a lower purchase price if the Board determines that inequities would otherwise result after taking into account the following as to any such shareholder so affected: (1) length of time the affected Common Shares were held; (2) the number of Common Shares so affected; (3) whether such shareholdings would have resulted in Imminent and Grave Damage to the Company and the circumstances relating thereto; and (4) any other situations or circumstances which the Board may legally consider in making such a determination, subject to the condition that, if the regulations governing the listing of the shares on any exchange or market restrict the price or other terms on which such shares may be repurchased, the price calculated pursuant to this Article 33(c)(ii) shall only apply to the extent that such price conforms with such regulations and if the price calculated pursuant to this clause does not so conform the price paid for the shares shall be the highest price that can be paid for such shares which is consistent with such regulations.

(iii)  Payment of the purchase price will be made to the owner of such Common Shares in U.S. Dollars except during periods of U.S. Dollar exchange restrictions (in which case the currency of payment shall be at the Board's discretion) and will be deposited by the Company with a bank in Luxembourg, the United States or elsewhere (as specified in the Purchase Notice) for payment to such owner upon surrender of the share certificate or certificates (if any) or the confirmation of entry or other evidence of ownership representing the Common Shares specified in such notice. Upon deposit of such price as aforesaid, no Person interested in the Common Shares specified in such Purchase Notice shall have any further interest in such shares or any of them, or any claim against the Company or its assets in respect thereof, except the right of the shareholder appearing as the owner thereof to receive the price so deposited (without interest) from such bank upon effective surrender of the documents as aforesaid.

(d)  For the purposes of this Article 33, any Person holding Common Shares in its name solely as depositary or nominee in the ordinary course of its business and without any beneficial interest therein shall not be deemed to be a holder of such Common Shares, provided such depositary shall disclose the name and particulars of the beneficial owner of such Common Shares immediately upon request by the Company.

CHAPTER 8.   DEFINITIONS

Article 34:  For the purpose of these Articles of Incorporation:

(a)  An "Affiliate" of, or a Person "affiliated" with, a specified Person, is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

(b)  The term "Associate" used to indicate a relationship with any Person, means (i) any corporation or organisation (other than the

Company or a subsidiary of the Company) of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of ten (10) percent or more of any class of equity securities, (ii) any trust or other estate in which such Person serves as, trustee or in a similar fiduciary capacity, and (3) any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person or who is a director or officer of the Company or any of its parents or subsidiaries.

(c)  "Imminent and Grave Damage" shall have the meaning given thereto under the Luxembourg Company Law of August 10, 1915, as amended.

(d)  “Person'' means any individual, firm, corporation or other entity, and shall include any Affiliate or Associate of such Person and any Group comprised of any Person and any other Person with whom such Person or any Affiliate or Associate of such Person has any agreement, arrangement or understanding, directly or indirectly, for the purpose, of acquiring, holding, voting or disposing of Shares.

(e)  "Subsidiary" means any corporation with respect to which the Company beneficially owns securities that represent a majority of the votes that all holders of securities of such corporation can cast with respect to elections of directors.

(f)  "U.S. Person" means (a) an individual who is a citizen or resident of the United States; (b) a corporation, partnership, association or other entity organised or created under the laws of the United States or any state or subdivision thereof; (c) an estate or trust subject to United States federal income tax without regard to the source of its income; (d) any corporation or partnership organised or created under the laws of any jurisdiction outside of the United States if any of its shareholders or partners are, directly or indirectly, U.S. Persons as defined under clauses (a) through (c) above; (e) any trust or estate, the income of which from sources without the United States which is not effectively connected with the conduct of a trade or business within the United States is not inclusive in gross income for United States Federal income tax purposes, with respect to which there is a beneficiary which is a U.S. Person as defined under clauses (a) through (c) above; or (f) any corporation organised or created under the laws of any jurisdiction outside the United States, any of the outstanding capital stock of which is subject to an option to acquire such stock held directly by a U.S. Person as defined in clauses (a) through (c) above, and "United States" and "U.S." means the United States of America, its territories, possessions and areas subject to its jurisdiction.

(g)  References to "dollars", "U.S. dollars" or to "cents" shall mean the currency of the United States of America.

(h)  References to "free" shares shall be to Common Shares issued pursuant to the terms hereof without cash consideration, e.g., in the case of share dividends.

Sub-paragraphs (c) and (f) will be applicable only up to (and including) the Relevant Date and will be deemed deleted as from that date and the other sub-paragraphs will be deemed renumbered accordingly.

CHAPTER 9.   MISCELLANEOUS

Article 35:  In any case not governed by these Articles of Incorporation, ordinary and extraordinary general meetings of the shareholders of the Company shall be governed by Luxembourg law in particular the Company Law of August 10, 1915, as amended and the Luxembourg law introducing the Directive 2007/36/EC of the European Parliament and of the Council of 11 July 2007 on the exercise of certain shareholders in listed companies (the “Directive”).

In the event that any one or more provisions contained in these Articles of Incorporation shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of these Articles, and the Articles shall be construed as if such invalid, illegal or unenforceable provision were not contained herein.

CHAPTER 10.   TRANSITIONAL PROVISIONS IN RESPECT OF CLASS A SHARES

Article 37:  Class A Shares are non-voting shares and, except as set forth below in this Article 37, shall be entitled to only those rights as are granted by applicable law.

The holders of any issued Class A Shares shall be entitled to any notice of general meeting in accordance with the provisions of Article 26, paragraph two hereof.

In the event of issuance of Class A Shares, at the time of payment of any dividends, the priorities of payment of dividends set forth in Article 30, paragraph four hereof, shall be modified to read, and shall be construed, as follows:

●  ten percent (10%) of the par value thereof (i.e. U.S. $2.00 per share) to Class A Shares as a preferred dividend;

●  U.S. $0.20 per share to Common Shares ; and

●  thereafter, Common Shares and Class A Shares shall participate equally in all further amounts.

            In the event of issuance of Class A Shares, at the time of a liquidation of the Company, the priorities set forth in Article 32 shall be modified to read, and shall be construed, as:

●  Class A Shares to the extent, if any, of accrued, unpaid and preferred dividends on such shares, and thereafter ratably to the full aggregate issuance price thereof;

●  Common Shares ratably to the extent of the par value thereof (i.e. U.S. $2.00 per share);

●  Common Shares ratably to the full aggregate issue price thereof; and

●  thereafter, Common Shares and Class A Shares shall participate equally in all remaining assets.

This Article 37 and all of the rights granted to the Class A Shares hereunder shall expire, without any further action of the Company, on December 31, 2010 whereupon this Chapter and Article will be deemed deleted from these Articles.

Transitory provision

Wherever these Articles provide that a provision, a Chapter or an Article will be deemed deleted from the Articles as from a specific date, the Board of Directors has been authorised by the shareholders’ meeting held on November 9, 2010 to cause the removal of that provision or Chapter or Article from the Articles and where relevant to cause the renumbering of Chapters, Articles or sub-paragraphs (and of references thereto) and appear before a notary in Luxembourg for that purpose.

These articles of incorporation are worded in English followed by a French translation and in case of any divergence between the English and the French text, the English text shall prevail"

For: 107,052,417 shares

Against: 667,192 shares

Abstentions : 206,504 shares

The resolution was thus adopted.

SECOND RESOLUTION

The meeting resolved, conditional upon and with effect from Completion, to appoint Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald, Mr Dod Fraser, Mr Arild Schultz, Mr Allen L Stevens and Mr Trond Westlie as directors of the Company.

The terms of appointment, as from Completion, of the directors shall be as follow:

(i)  the term of Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac and Mr Mel Fitzgerald’s appointments shall expire at the annual general meeting of the Company to be held in 2012; and

(ii)  the term of Mr Dod Fraser, Mr Arild Schultz, Mr Allen L Stevens and Mr Trond Westlie’s appointments shall expire at the annual general meeting of the Company to be held in 2013.

When recording the issuance of the new shares in the Company to the Subsea 7 Inc. shareholders as a result of the implementation of the Combination, the board of directors of the Company is authorised and instructed to record the effectiveness of the amendments of the articles of incorporation and the corporate appointments approved by this general meeting.

For: 85,698,476 shares

Against: 713,474 shares

Abstentions : 21,514,163 shares

The resolution was thus adopted.

There being no further items on the agenda, the meeting was closed.

EXPENSES

The expenses, costs, remunerations or charges in any form whatsoever which shall be borne by the Company as a result of its increase of capital are estimated at 11,500 Euro.

The undersigned notary who understands and speaks English states herewith that on request of the above appearing person, the present deed is worded in English followed by a French translation. On request of the same appearing person and in case of discrepancies between the English and the French text, the English version will prevail.

Whereof the present notarial deed was drawn up in Luxembourg.

On the day named at the beginning of this document.

The document having been read to the appearing persons, they signed together with us, the notary, the present original deed.